ITEM 77 M

FUND MERGER -- On February 17, 2004, the Oak Ridge Large Cap Equity Fund was acquired by the Pioneer Oak Ridge Large Cap Equity Fund and the Oak Ridge Small Cap Equity Fund was acquired by the Pioneer Oak Ridge Small Cap equity Fund in tax-free transactions.